EXHIBIT 16


[LETTERHEAD OF GRASSANO ACCOUNTING, P.A.]

October 22, 2001

Board of Directors
Vector Holdings, Inc.
19495 Biscayne Blvd, Ste 807
Aventura, Florida 33180

Re:     Resignation Letter

Dear Board of Directors:

As of the date of this letter, we hereby resign as auditors for Vector Holdings, Inc. We are resigning from the engagement because your company owes us $18,975.32 for our past services.

All of our past opinions have been unqualified. Your management has always supplied us with all necessary information and we have been able to rely on all of management's representations. There have been no scope limitations, and the internal controls have been adequate for your management to develop reliable financial statements. Management has also never disagreed with any of our adjustments or recommendations.

Sincerely,

N. Richard Grassano
President

cc: Richard Rubin